Exhibit (a)(4)

AMENDMENT

TO

AMENDED AND RESTATED DECLARATION OF TRUST

OF

GE INSTITUTIONAL FUNDS

Effective as of November 30, 2016, and pursuant to ARTICLE 12, Section 12.1 of the Amended and Restated Declaration of Trust of GE Institutional Funds (the “Declaration of Trust”), ARTICLE 1, Section 1.1 of the Declaration of Trust is hereby amended to read as follows:

Section 1.1. NAME. This Trust shall be known as State Street

Institutional Funds and the Trustees shall conduct the business of the Trust under that name or any other name or names as they may from time to time determine.

IN WITNESS WHEREOF, the undersigned Trustees have executed this Amendment to the Declaration of Trust this 14th day of December, 2016.

/s/ Jeanne M. La Porta	/s/ R. Sheldon Johnson
Jeanne M. La Porta	R. Sheldon Johnson

/s/ Donna M. Rapaccioli	/s/ John R. Costantino
Donna M. Rapaccioli	John R. Costantino